UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR        ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

12 November 2004

Results of General Meeting: Harmony shareholders approve the resolutions in relation to the proposed merger with Gold Fields

Harmony is pleased to announce that, at the general meeting of Harmony shareholders held today, the overwhelming majority of Harmony shareholders voted in favour of the resolutions to implement Harmony’s proposed merger with Gold Fields Limited (“Gold Fields”). In total, 85.0% of Harmony shareholders voted at the meeting, of which 87.7% voted in favour and only 11.4% voted against the proposed merger. Harmony has received a discretionary proxy in respect of approximately 67 million Harmony shares held under Harmony’s American Depositary Receipt program. These shares have been voted in favour of all of the resolutions proposed at the general meeting. Even if these shares were not voted in favour of the resolutions, sufficient Harmony shareholders, approximately 83.7%, voted in favour to ensure that all resolutions were duly passed. The special resolution is being lodged with the Registrar of Companies for registration.

“We would like to thank our shareholders for approving the proposed merger and for their continued support. Our shareholders have endorsed our vision of creating a highly profitable South African champion which, from the outset, will be the largest gold producer in the world with the ability to compete successfully internationally. I am convinced that, by applying Harmony’s superior and proven operational efficiency to Gold Fields’ assets, we will build an exciting platform to create substantial value for both Harmony and Gold Fields shareholders. Harmony shareholders have clearly recognised this potential value and have demonstrated their overwhelming support for the proposed merger. We are confident that Gold Fields shareholders, who will hold approximately 66% of the enlarged group and therefore benefit substantially from the value unlocked by this transaction, will do likewise,” said CE Bernard Swanepoel.

The following are the salient dates in relation to Harmony’s offers for Gold Fields’ entire issued share capital.

Last day to trade on the JSE to be eligible to participate in

the early settlement offer:	Friday, 19 November

Shares trade ex the right to participate in the early settlement offer:	Monday, 22 November

Early settlement offer closing date:	Friday, 26 November

Announcement of the results of the early settlement offer on or about:	Monday, 29 November

Subsequent offer opens:	Monday, 29 November

Gold Fields general meeting:	Tuesday, 7 December

Anticipated date of the Competition Tribunal finding regarding the proposed merger:	Tuesday, 18 January

Anticipated date for the finalisation date announcement, once all conditions precedent have been fulfilled and the subsequent offer has become unconditional as to acceptances:	Tuesday 18 January

Anticipated date for the last day to trade on the JSE to be eligible to participate in the subsequent offer:	Friday, 28 January

Anticipated subsequent offer closing date:	Friday, 4 February

Note:

With the exception of the Gold Fields general meeting and the anticipated date of the Competition Tribunal finding regarding the proposed merger, the dates set out above are subject to change at Harmony’s sole discretion and the approval of the requisite regulatory authorities. Any such change will be announced on SENS and published in the press.

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer